SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 April 19, 2004

                                 CORUS GROUP plc
                 (Translation of Registrant's Name into English)

                                   30 Millbank
                             London SW1P 4WY England
                    (Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                            Form 20-F X Form 40-F __

           Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes _____ No X

    (Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached
                       annual report to security holders)

           Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes _____ No X

  (Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on
                                     EDGAR.)

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934:

                                 Yes _____ No X

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           CORUS GROUP plc



Date: April 19, 2004                       By   Theresa Robinson
                                                --------------------------------
                                                Name: Mrs T Robinson
                                                Group Secretariat Co-ordinator

April 19, 2004
                                      Corus
                                    Statement

On 16th April Gallagher stated that Adrianus van der Velden, whom it is nominating as a non-executive director of Corus, was acting "totally independent of Gallagher" and that Gallagher "confirms that it has no plans or commercial intention to supply iron ore to Corus or enter any other commercial arrangement or transaction with Corus."

The Board of Corus notes these statements and believes that they contain information which is contradictory to previous statements and the position Mr Usmanov and his representatives have adopted in an SEC filing, quotes to the press and in a series of meetings with Corus over the last year. As recently as 13th April the company received iron ore samples from one of Mr Usmanov's companies as part of commercial discussions concerning raw materials.

In an SEC filing on the 16th March, Gallagher stated:

"The Shareholder [Mr Usmanov] has conducted arm's length discussions with members of the Issuer's [Corus] management with a view to increasing his participation in the management of the Issuer, but so far such discussions have been inconclusive. A substantial part of the Issuer's business involves production of steel and steel products and the Shareholder has gained significant steel production experience during his professional career. The Shareholder therefore believes that it would be in the best interest of the Issuer and the Shareholder's steel-related businesses to promote cooperation among each other.

"In addition, the Shareholder also believes that since he now beneficially owns more than 11% of the Issuer's outstanding ordinary shares, he should be represented on the Issuer's board of directors. Thus, in the event the Shareholder's discussions with the Issuer's management are not fruitful and he is denied representation on such board on the basis of such existing beneficial ownership, he intends to take strategic and tactical steps to increase his influence over the Issuer's management and operations as the beneficial owner of a significant percentage of the Issuer's outstanding ordinary shares. These steps may include but not be limited to further acquisitions of the Issuer's ordinary shares or calling a shareholders meeting in order to secure a special resolution supporting the candidature of the Shareholder or his nominee as a member of the Issuer's board of directors."

Jim Leng, the Chairman of Corus said: "Given these inconsistencies about Mr Usmanov's position it is difficult for the Board to understand his long term intentions and ambitions. There seems to be a misunderstanding if he feels that we do not have adequate steel and metals experience on our board. The Board of Corus is confident in the management team and the progress they are making and it feels that it is inappropriate to be distracted in this task by Mr Usmanov."